82-1577

NC

Hilton Group plc

03 SEP 26 AM 7:21

15 September 2003

03032300

Michael Coco
Office of International Corporate Finance
Division of Finance
Securities & Exchange Commission
450 5th Street, Mailstop 3-2
Washington 20549
USA

SUPPL

Dear Michael

HILTON GROUP PLC

I refer to my letter of 12 August 2003, copy enclosed. I note that we are still appearing on your list of exempt companies under our old company name.

Please can you update your records as soon as possible to show the name Hilton Group plc.

Yours sincerely

Barbara Hughes
Deputy Group Secetary

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

dw 9/26

Document3

Hilton Group plc

12 August 2003

Michael Coco
Office of International Corporate Finance
Division of Finance
Securities & Exchange Commission
450 5th Street, Mailstop 3-2
Washington 20549
USA

Dear Michael

HILTON GROUP PLC

I refer to my letters sent in March 2003 and in 2002.

I note that we are now appearing on the list of exempt companies on your website but under our former name of Ladbroke Group plc. I would be grateful if you could amend your records to record our current name. A copy of the change of the name certificate is enclosed.

Yours sincerely

Barbara Hughes
Deputy Group Secetary

bh30812b.doc

2003 INTERIM REPORT

Copies of the 2003 Interim Report have been submitted to the UK Listing Authority.

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7676 1000